Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31, 2014	Year Ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In millions)
Earnings Available for Fixed Charges:
Income (loss) before tax	54.2	92.9	(47.1)	(36.7)	71.3	75.3
Add: fixed charges included in earnings:
Interest expense	99.9	74.7	11.1	25.8	31.6	25.8
Interest element of rentals (A)	0.8	0.7	0.0	0.4	0.8	1.1
Total	100.7	75.4	11.1	26.2	32.4	26.9
Total earnings available for fixed charges	154.9	168.3	(36.0)	(10.5)	103.7	102.2
Fixed Charges (B):
Fixed charges included in earnings	100.7	75.4	11.1	26.2	32.4	26.9
Capitalized interest	—	—	—	—	—	—
Total fixed charges	100.7	75.4	11.1	26.2	32.4	26.9
Ratio of Earnings to Fixed Charges	1.54	2.23	(3.24)	(0.40)	3.20	3.80
Amount of Deficiency	Not applicable	Not applicable	47.1	36.7	Not applicable	Not applicable

(A)	Includes portion of rent expense considered to be interest.
(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.